October 27, 2011

VIA EDGAR

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Somaxon Pharmaceuticals, Inc.
Form 10-K
Filed March 4, 2011
File No. 000-51665

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated October 26, 2011 with respect to Somaxon Pharmaceuticals, Inc.’s (“Somaxon”) Form 10-K filed on March 4, 2011, File No. 000-51665. For ease of reference, we have set for the Staff’s comments and Somaxon’s response below.

Form 10-K, filed March 4, 2011

Technology In-Licenses, page 6

1.	We note that you have entered into an agreement with a supplier of a key ingredient required to formulate Silenor that provides you with the exclusive right to certain patents in return for the payment of royalties based on worldwide net sales of Silenor. Please revise your disclosure to identify this supplier. In addition, please disclose the material terms of your agreement, including, but not limited to:

•	Duration;

•	Termination provisions;

•	Royalty Percentage (within a ten-percent range); and

•	Any other material terms.

10935 Vista Sorrento Parkway, Suite 250, San Diego, CA 92130 • Tel: 858-876-6500 • Fax: 858-509-1761 • www.somaxon.com

Mr. Jeffrey Riedler

Division of Corporation Finance

October 27, 2011

Please also describe the specific patents licensed under this agreement, including the jurisdictions in which the patents are issued and their expiration dates. In addition, please also file this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K or provide legal analysis as to why it is not required to be filed.

Somaxon’s response: Somaxon acknowledges the Staff’s comment with respect to the revised disclosure of the excipient supply agreement. While Somaxon believes its prior disclosure contained all of the information material to an investor’s understanding of the agreement in the context of Somaxon’s larger business, as discussed with the Staff on October 27, 2011, we would propose to include the following disclosure in Somaxon’s Form 10-Q for the period ended September 30, 2011:

“In October 2006, we entered into a supply agreement with JRS Pharma L.P., or JRS, under which we purchase from JRS all of our requirements for ProSolv®HD90, an ingredient used in our formulation for Silenor. In August 2008, we amended our supply agreement to provide us with the exclusive right to use this ingredient and any successor product to ProSolv®HD90 in combination with doxepin, as well as the right to list the U.S. patents owned by JRS and covering ProSolv®HD90 in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, relating to Silenor. JRS also agreed to enforce any such patents listed in the Orange Book on our behalf. The term of the agreement runs through January 1, 2013, but it will be automatically extended for additional one year periods unless we terminate the license upon written notice at least 90 days prior to the end of the term. Either party may terminate the agreement upon written notice to the other party if the other party commits a material breach of its obligations and fails to remedy the breach within 30 days, or upon the filing of bankruptcy, reorganization, liquidation, or receivership proceedings relating to the other party. We also have the right to terminate the agreement if JRS no longer has any valid patent claim in the U.S. covering ProSolv®HD90 or any successor product to ProSolv®HD90 used by us in combination with doxepin. Each of the current patents listed in the Orange Book by us relating to Silenor expires in 2015.

As part of the amendment, we made an upfront license payment of $0.2 million and are obligated to pay a royalty of less than 1% on net sales of Silenor beginning as of the expiration of the statutory exclusivity period for Silenor in each country in which a Silenor formulation containing ProSolv®HD90 or any successor product to ProSolv®HD90 is marketed, which with respect to U.S. sales of Silenor we expect to occur in March 2013. This royalty is only payable if one or more patents under the license agreement continues to be valid in each such country and a patent relating to our formulation for Silenor has not issued in such country.”

With respect to the disclosure of the specific patents licensed under this agreement, Somaxon respectfully submits that this information would not be material to investors. Silenor is currently only sold in the United States. Eighteen (18) U.S. issued patents and six patent applications covering ProSolv®HD90, are licensed under the

Mr. Jeffrey Riedler

Division of Corporation Finance

October 27, 2011

agreement, and only six of those have been included in the Orange Book for Silenor. We have included in our description above that the patents cover the specific ingredient ProSolv®HD, that they are only issued in the United States and that each of the patents listed in the Orange Book expires in 2015. Any additional detail as to the exact patents themselves would not be material to an investor’s understanding of the agreement or the rights granted to us thereunder. Furthermore, these patents are not currently a material component of Somaxon’s intellectual property protection strategy relating to Silenor. Somaxon has regulatory exclusivity until March 2013 and three method of use patents listed in the Orange Book for Silenor, as well as additional patent applications pending. In addition, Somaxon is currently subject to four patent challenges from potential generic competitors for Silenor, and each of these potential entrants is seeking FDA approval for formulations that do not include ProSolv®HD90 or any successor product, resulting in none of JRS’ patents being asserted against the potential generic entrants.

With respect to the filing of the agreement with the Commission, Somaxon respectfully submits that this agreement is not material under Item 601(b)(10)(ii)(B) of Regulation S-K such that it is required to be filed. ProSolv®HD90 is not an active pharmaceutical ingredient in the formulation of Silenor, and the cost to us to purchase ProSolv®HD90 reflects that fact. In fact, our base price for a prescription quantity of 30 Silenor tablets is approximately $165, and the aggregate cost to us for the ProSolv®HD90 that is included in those 30 tablets is less than $0.10. In addition, as stated above, the JRS agreement and the patents licensed under the agreement are not currently a material component of Somaxon’s intellectual property strategy. Further, the royalty is not currently payable since Silenor is subject to regulatory exclusivity until March 2013, and it will not be payable at all if Somaxon receives an issued patent relating to its Silenor formulation prior to that date. Finally, the royalty amount of less than 1% would not be material to Somaxon even if the royalty is payable.

Signatures, page 93

2.	Please revise your filing to include the signature of your Principal Accounting Officer or Controller. If an officer already signing your filing is acting in that capacity, please confirm that you will include this additional capacity within the individual’s signature block in future filings.

Somaxon’s Response: Somaxon acknowledges the Staff’s comment and notes that Tran B. Nguyen, our Chief Financial Officer, who signed the Form 10-K is also our Principal Financial Officer and Principal Accounting Officer. Somaxon will include this additional capacity in Mr. Nguyen’s signature block in future filings.

Mr. Jeffrey Riedler

Division of Corporation Finance

October 27, 2011

Somaxon acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (858) 876-6505 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Matthew W. Onaitis
Matthew W. Onaitis Senior Vice President, General Counsel and Secretary Somaxon Pharmaceuticals, Inc.

Enclosures

cc:	Cheston J. Larson, Esq., Latham & Watkins LLP